

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 13, 2010

Via U.S. Mail and Facsimile to (813) 552-2970

David L. Dunkel
Chairman of the Board and CEO
Kforce Inc.
1001 East Palm Avenue
Tampa, FL 33605

> **RE: Kforce Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 000-26058**

Dear Mr. Dunkel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert S. Littlepage for
Larry Spirgel
Assistant Director